Date of Filing: September 3, 2002                             File No. ________


                                    Form U5A

                          NOTIFICATION OF REGISTRATION

                 Filed under Section 5(a) of the Public Utility
                           Holding Company Act of 1935

                            CenterPoint Energy, Inc.
                              Utility Holding, LLC

                               Name of Registrants

The undersigned holding companies hereby notify the Securities and Exchange Commission that they register under and pursuant to the provisions of Section 5(a) of the Public Utility Holding Company Act of 1935 and furnish the following information as to the registrants and subsidiary companies thereof:

(1)      Exact name of registrants:  CenterPoint Energy, Inc.
                                     Utility Holding, LLC

(2)      Address of principal executive offices:

         CenterPoint Energy, Inc. is located at: 1111 Louisiana Street, Houston, Texas 77002

         Utility Holding, LLC is located at: 200 West Ninth Street Plaza, Suite 411, Wilmington,Delaware 19801

(3) Name and address of officer to whom notices and communications should be addressed:

         Notices with respect to each registrant should be sent to:

                                 Rufus S. Scott
                Vice President and Assistant Corporate Secretary
                            CenterPoint Energy, Inc.
                              1111 Louisiana Street
                                Houston, TX 77002

(4) Certain information regarding the registrants and each subsidiary company thereof (indented to reflect parent-subsidiary relationships). The parent-subsidiary relationships set forth in Exhibit A are current as of September 1, 2002, and assume the consummation of the "Electric Restructuring" and the transactions necessary to replace Reliant Energy, Incorporated with CenterPoint Energy, Inc. as the holding company for the regulated operations, but do not assume consummation of other transactions contemplated to be part of the "Restructuring" including the "Distribution" of Reliant Resources, Inc. shares, the "Texas Genco IPO" or the "GasCo Separation," in each case as defined or described in Amendment No. 7 to CenterPoint's Application/Declaration in File No. 070-09895, filed July 5, 2002. See Exhibit A hereto.
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                                   SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrants have caused this Notification of Registration to be duly signed on their behalf in the City of Houston and State of Texas on the 30th day of August, 2002.


                                        CENTERPOINT ENERGY, INC.

                                        By: /s/ Rufus S. Scott
                                           -------------------------------------
                                        Name:  Rufus S. Scott
                                        Title:  Vice President and
                                                Assistant Corporate Secretary

Attest:

/s/ Richard B. Dauphin
------------------------------------
Name: Richard B. Dauphin
Title: Assistant Corporate Secretary

                                  VERIFICATION

State of Texas
County of Harris

The undersigned being duly sworn deposes and states that he has duly executed the attached Notification of Registration dated August 30, 2002 for and on behalf of CenterPoint Energy, Inc. and Utility Holding, LLC; that he is the Vice President and Assistant Corporate Secretary of CenterPoint Energy, Inc. (Utility Holding, LLC's parent company); and that all action taken by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                        By: /s/ Rufus S. Scott
                                           -------------------------------------
                                        Name: Rufus S. Scott
                                        Title: Vice President and
                                               Assistant Corporate Secretary

Subscribed and sworn to before me, a notary public this 30th day of August, 2002.

/s/ Naureen Spitzer
------------------------------------

My commission expires  April 1, 2005
                      ---------------


          [SEAL]
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                                 Exhibit Index

 Name                                    Description
 ----                                    -----------
Ex-A                                     CenterPoint Energy, Inc.
                                           Parent-Subsidiary Chart